Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: November 18, 2021

[JOHN] Reggie, walk me through how the meetings, events, and hospitality industry changed as a result of the pandemic? What were the implications both to the industry and to Cvent?

[REGGIE]:

John, thanks for that intro and I’m excited to be here.

From an industry perspective, pre-COVID the meetings industry was primarily focused on in-person events.

Sure, there were webinars but almost every organization ran in-person events.

Virtual events were basically considered a niche.

At Cvent, 95% of our revenue was in-person events.

When COVID hit, it hit the meetings & events industry like a freight train and practically overnight the entire world effectively shut down.

Look, I’ll be honest with you, in the early days of the pandemic,

when in-person events were practically non-existent, things were really tough at the company.

But, quickly, we saw a massive new opportunity with virtual events –

the pandemic was really a catalyst for innovation and fueled a huge shift across the entire business landscape.

Suddenly, people had little choice but to embrace technology after virtually all in-person events were cancelled.

In addition, organizers quickly realized that virtual events were less expensive and brought incredible flexibility to the attendee and organizer.

So they quickly rose in popularity and we saw planners organize an increasing number of virtual events.

This meant companies were collecting more leads, more attendee data, and had more opportunities to engage with their customers.

The bottom line is now we’re seeing people organize more events, we’re seeing more attendees, and we’re seeing the need for more event technology.

This is what driving the $30B TAM.

[JOHN] Okay. Got it. The pandemic comes in and it essentially turns the industry upside down. You go from mostly in-person events, to now a world where people can’t meet in-person and so everything goes virtual. So, help us understand … how did Cvent respond?

[REGGIE]:

Great question.

I want to be clear… when the pandemic hit, we didn’t have a virtual product.

Our customers had a pain and we didn’t have an aspirin. But, we had been through the 2001 and 2008 downturns so we knew how to pivot fast.

We quickly redeployed our 1,100+ technology team and within 6 months, we launched our virtual product.

We knew virtual was important in the short term, but long term we knew that the face to face connection could never be replaced.

So, not only did we build a virtual product but we fully integrated it into our existing event management platform so its one unified experience.

We saw quick success—within only 12 months of launching our platform, we had sold $266M in virtual related sales.

We’ve always believed in the power of a single unified platform and we believe it’s going to continue to be the key to our long-term success.

[JOHN] Reggie, let’s go a little deeper on that. You keep saying it’s one platform so help us understand better what that means.

[REGGIE]:

Look organizations need one source of truth for their event data and they want 1 platform to manage their total event program.

That’s the holy grail.

This is a really important concept for investors to understand.

If an organization is using one platform for their virtual events, a different platform for their webinars,

and yet a different platform for their in-person events, then their attendee experience is going to be poor and their data will be siloed.

It takes a ton of energy to try and get different systems to work together and it’ll probably result in a disjointed and confusing experience for their attendees.

Contrast that to using one platform where the attendee and planner have one seamless experience.

And their event data is more easily integrated with their martech and crm systems so they can activate their sales & marketing team.

[JOHN] Thanks, Reggie. That was really helpful context. Let’s breakdown a few of those concepts you talked about. Let’s start with a total event program. I understand that the total event program is an organization’s event program that captures an organizations internal & external events – everything from your sales kickoff to your field marketing events to your large user conference. What do you think the mix of in-person, hybrid, and virtual events is going to be for your customers?

[REGGIE]

Great question John.

Frost & Sullivan, a market research firm says, about 45% of technology spend will be for in-person events, and the remaining 55% will be split between virtual & hybrid.

This study backed up our thesis that every organization will need to deliver all 3 models because that’s how their attendees want to engage with them.

And, we believe they need to do this on 1 platform for data continuity and to have a seamless experience for the planner and the attendee

[JOHN] Why will organizations need to deliver all 3 models?

[REGGIE]

It’s simple… different people want to interact with organizations differently. Let me give you some examples using our own customer conference.

Virtual events - we all know they deliver incredible reach…. at a low cost

Last year at Cvent CONNECT, our customer conference, we had the global CEOs of Marriott, Hilton, American Airlines, and Southwest speak.

It would have been next to impossible to schedule all 4 of them in-person, but because it was a virtual event, it was much easier.

And because we had better speakers and its lower in cost to attend, we also saw a massive increases in attendance.

In-Person events, allows attendees to build deeper, stronger relationships and have higher engagement.

Industry studies, have shown engagement is 3x higher in in-person events.

But nothing beats an in-person event. Look our desire for true human connection is just too powerful.

Hybrid, delivers the best of both worlds and allows the attendee to attend either virtually or in person

So as you can say, each of these 3 delivery models appeals to different types of people and attendees aren’t just going to expect it, they are going to demand it.

[JOHN] I understand why 1 platform is easier, but what about your competition?

[REGGIE]

Look every industry has competition.

And it is very important to always respect your competitors and that’s what’s kept us so successful over these past 20 years.

Having said that, here’s our thoughts on competition: First, Our TAM is huge.

It’s almost $30B.

There is plenty of room for multiple players. We just think we are positioned to get our disproportionate share.

We believe many of our competitors are point solutions or niche providers that don’t support the full event lifecycle nor do they support all 3 delivery modes… virtual, in-person, and hybrid.

Many of our competitors also lack basic enterprise features such as sourcing, procurement, budgeting, and workflow.

The power of 1 unified platform is real and a true differentiator for us in the market.

[JOHN] Before we switch gears to talk about Cvent operationally, can you give me some color on the Hospitality Industry? How is the industry recovering from your perspective?

Absolutely, John.

Look, when we say the events industry was hit hard… the hospitality industry was hit 3x as hard.

Hotels laid off millions of workers.

We started to call our customers & candidly, there was no one there to even answer our call.

The good news is we are starting to see some signs of life and we are actually having some hotels starting to spend as much as they did pre-covid.

Over time as in-person events come back, then hotels are going to spend their fair share to get the groups and events business.

I do think its important for people to understand why groups & meetings are so important to hotels.

First, it makes up a large portion of their topline revenue.

Second, the revenue is locked in because organizations actually sign contracts. When you travel as a consumer or business person, there is no contract so you can cancel 24 hours before your trip.

And third, is profitability. The event organizer books the sleeping room, the meeting room, food/beverage, and AV. So you get more revenue per attendee.

Bottom line – groups & meeting revenue is important for hotels and it will come back as the pandemic subsides.

So beyond just the bounce back from the pandemic, there are some other key macro trends that get me pretty excited:

First, is digital transformation.

Hotels are notorious for being slow to adopt technology.

But because of the pandemic, planners want to source everything digitally and online.

In short, we’re in an environment now, where a hotel’s digital assets are becoming almost as important as their physical ones.

And with a large part of the decisions being made before the planners calls a hotel salesperson, having a strong online & visually pleasing presence has become more important than ever.

And we can help hotels accomplish this.

For example, some of our hotel software helps hotels create 3D imaging and photo-realistic virtual renderings of your meeting spaces and venue.

In addition, it allows planners to design the meeting room layout and collaborate online with the hotel sales person and caterer.

[JOHN] Wow, there are just some incredible trends coming to life in the industry. I’m excited to watch it develop in the future. Let’s switch gears and talk more about Cvent. Cvent has had tremendous success… talk to me about some of the factors that make Cvent so successful?

[REGGIE]:

There’s really 3 key drivers of our success:

First, product.

We are a product first company and have built a platform from ground up over 20 years.

But what’s even more exciting is we have incredibly deep & rich feature capabilities on a new and modern tech stack.

Pre-COVID we rebuilt our entire event management platform and then we built our new virtual module on that tech stack.

So we truly have 1 unified platform.

Second is the strength of our Business Model

Over 90% of Cvent’s revenue is recurring, with almost 80% coming from software subscriptions

Slightly less than 60% of the customers sign multi-year contracts, making our business highly predictable

As a result, entering a quarter we have clear visibility to 90% of that quarter’s revenue since it has been contractually committed

And that’s why when we were previously public we beat & raised 11 straight quarters

Third our Management team & operations:

9 of 11 founding team still with the Company …

this management team has been through the dot com bust in 2001, the financial crisis of 2008, and most recently the global pandemic… and I think we’ve shown we know how to pivot quickly and to scale a business profitably

We’ve been profitable since 2005

And in 2020 even though 95% of our revenue was for in person events, we actually increased our Adj. EBITDA Margin by 600 basis points

We built this business through grit, hard work, & passion.

By the way, I don’t want to forget our secret weapon. Our India office.

We have over 1,700 dedicated and passionate employees in India.

India is our second headquarters because we’ve replicated every single division and sub-division there.

We have a saying at Cvent: We went to India for cost, we stayed in India for value, and We’re now investing in India for innovation.

And we plan to continue to grow it aggressively because it’s a huge competitive advantage

[JOHN] Reggie, give us a glimpse into the future. How do you think Cvent’s market position changes as we look out into next year and beyond?

[REGGIE]

2020 and 2021 was all about 1 delivery model… virtual events.

2022 and beyond is going to be about 3 delivery modes… virtual, in-person, and hybrid.

And to be able to deliver them all on one platform.

But, this is just the beginning. There are so many exciting changes yet to come in the events industry.

This rapid digitization isn’t stopping with virtual.

We believe we are already seeing shifts in how our customers are viewing events as a primary element of their customer engagement story.

Year-round engagement through events has many implications for our customers and all for Cvent’s growth opportunities.

Customers can now be more agile with events.

Instead of doing a multi- month build up, to one big event, they may be moving from 4-5 mid -sized events per year or even 4-5 smaller events per month.    Some might do all of the above.    Bottom line, a lot more flexibility.

And these events are creating more video content than ever before.

And our new Cvent Studio product allows marketers and planners to produce broadcast quality content.

Imagine producing a CNN like experience from your personal laptop, rather than using a multi million-dollar production studio.

This product has really given the meeting planner and marketer the opportunity to become a creator and producer of high quality videos.

This content is a tremendously valuable asset that can be used in a wide variety of ways outside of events and continue to drive digital engagement after the event is over

I think people will begin to understand that event engagement can be 24/7, 365 days a year.

Building this community and engagement with you customers… is no longer imited to just the actual event dates.

[JOHN] Clearly still a lot of exciting innovation ahead for the company. As we wrap up, can you talk to me about the go public process? What are you most looking forward to?

[REGGIE]

You know...it’s certainly an exciting time.

I really enjoyed being a public company back in 2013.

We got a lot of great global exposure and interest and we are excited.

And being private has been great too — working with Vista has been helpful to shape the business and get a stronger foundation.

Because there’s a tremendous amount of opportunity in our space.

I think being public is a helpful when you’re a large and public multinational company.

[JOHN] And finally, what can you tell us about the SPAC process and the timing of your IPO?

The process is going really well.

We actually just recently announced our closing and trading date.

The DeSPAC transaction is expected to close on Dec 8 and we will start trading on the NASDAQ on Dec 9.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also be able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH

IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current

Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.